Exhibit (a)(vii)

                                     Example
                               Confirmation Letter


Name:
Date:

Listed below is the original grant detail for those options that you have successfully elected to participate in the Stock Option Exchange Program. These options have been cancelled as of June 20, 2002 and the associated Replacement Options will be issued on December 23, 2002.

You should be aware that the cutoff price for determining which options were eligible to participate in this program was $xx.xx. If you selected any options to participate in the program with an exercise price lower that this price, such options are ineligible to participate and are, therefore, excluded from the list below.

Grant             Grant             Grant            Outstanding
Date              Type              Price               Shares